Exhibit 12.1

CALCULATION OF RATIO OF EARNINGS TO FIXED CHARGES

(Amounts in millions of dollars)

	Six months ending
	June 30, 2005		Year ending December 31,
	(unaudited)		2004	2003	2002	2001	2000
	(IFRS basis)	(U.S. GAAP basis)		(U.S. GAAP basis)
Earnings
Pre-tax income from continuing operations before adjustment for minority interest and income from equity investees	19,053	18,666	27,139	18,613	14,871	16,307	21,441
Total fixed charges	1,031	861	1,473	1,424	1,568	1,075	1,325
Distributed income from equity investees	2,507	2,507	3,472	2,192	1,571	1,800	1,832
Interest capitalized	(176)	(176)	(206)	(44)	(43)	(32)	(51)
Preference security dividend requirements of consolidated subsidiaries	(6)	(6)	(9)	(5)	(8)	(13)	(17)

Total earnings	22,409	21,852	31,869	22,180	17,959	19,137	24,530

Fixed charges
Interest expensed and capitalized	713	543	839	828	883	662	877
Interest within rental expense	312	312	625	591	677	400	431
Preference security dividend requirements of consolidated subsidiaries	6	6	9	5	8	13	17

Total fixed charges	1,031	861	1,473	1,424	1,568	1,075	1,325

Ratio of Earnings to Fixed Charges	21.74	25.38	21.64	15.58	11.45	17.80	18.51